Exhibit 5.1

[WILLKIE FARR & GALLAGHER LLP LETTERHEAD]

July 9, 2004

Citigroup Diversified Futures Fund L.P.

c/o Citigroup Managed Futures LLC

399 Park Avenue - 7th floor

New York, New York 10022

Re: Citigroup Diversified Futures Fund L.P.

Ladies and Gentlemen:

We have acted as counsel for Citigroup Diversified Futures Fund L.P. (the “Partnership”), a limited partnership organized under the New York Revised Limited Partnership Act (the “Act”) in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of a Registration Statement on Form S-1 (the “Registration Statement”), relating to 1,337,167 Units of limited partnership interest in the Partnership (the “Units”).

In this connection, we have examined originals or photostatic or certified copies of all such documents, records, certificates and agreements as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth. On the basis of the foregoing, we are of the opinion that:

1. The Partnership is duly formed and validly existing as a limited partnership under the Act.

2. Assuming (i) the due authorization, execution and delivery to the General Partner of a Subscription Agreement by those persons and entities who subscribed for Units in the offering described in the Prospectus (the “Limited Partners”), (ii) the due acceptance by the General Partner of a Subscription Agreement for each Limited Partner and the due acceptance by the General Partner of the Limited Partners to the Partnership as limited partners of the Partnership, (iii) the payment by each Limited Partner to the Partnership of the full consideration due from him or it for the Units subscribed to by him or it, (iv) that the books and records of the Partnership set forth all information required by the Limited Partnership Agreement (the “Agreement”) and the Act with respect to all persons and entities to be admitted as Limited Partners and their contributions to the Partnership, (v) that the Limited Partners, as limited partners, do not

Citigroup Diversified Futures Fund L.P.

July 9, 2004

participate in the control of the business of the Partnership within the meaning of the Act, and (vi) that the Units are offered and sold as described in the Registration Statement and the Agreement, (a) the Units to be issued to the Limited Partners will, upon issuance, represent validly issued, fully paid and nonassessable limited partnership interests in the Partnership, as to which the Limited Partners, as limited partners, will have no liability in excess of their share of the Partnership’s assets and undistributed profits (subject to the obligation of a Limited Partner who knowingly receives a prohibited distribution to repay the amount wrongfully received), and (b) the Limited Partners will be entitled to all of the benefits of limited partners as permitted under the Act.

3. There are no provisions in the Agreement the inclusion of which would cause the Limited Partners to be deemed to be participating in the control of the business of the Partnership within the meaning of the Act.

We hereby consent to the inclusion of our opinion as an exhibit to the Partnership’s Registration Statement.

Very truly yours,

/s/    WILLKIE FARR & GALLAGHER LLP